Filed Pursuant to Rule 424(b)(1)
Registration No. 333-233856

PROSPECTUS

ALLIED ESPORTS ENTERTAINMENT, INC.

24,805,661 Shares of common stock

4,647,003 warrants

This prospectus relates to the proposed resale or other disposition from time to time of up to 24,805,661 shares of common stock, $0.0001 par value per share, and 4,647,003 warrants to purchase shares of common stock of Allied Esports Entertainment, Inc., f/k/a Black Ridge Acquisition Corp. (“AESE”) by the selling securityholders identified in this prospectus. We are not selling any shares of common stock or warrants (collectively, the “Securities”) under this prospectus and will not receive any of the proceeds from the sale or other disposition of Securities by the selling securityholders.

The selling securityholders or their pledgees, assignees or successors-in-interest may offer and sell or otherwise dispose of the Securities described in this prospectus from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. The selling securityholders will bear all commissions and discounts, if any, attributable to the sales of the Securities. We will bear all other costs, expenses and fees in connection with the registration of the Securities. See “Plan of Distribution” beginning on page 27 for more information about how the selling securityholders may sell or dispose of their Securities.

Our common stock is listed on the Nasdaq Capital Market under the symbol “AESE.” On September 18, 2019, the last reported per share price of our common stock on the Nasdaq Capital Market was $5.70 per share.

Our warrants are not currently listed on any exchange, and AESE is in the process of listing the warrants for trading on the OTCQB Venture Market under the symbol “AESEW.” There is no assurance that such listing will be accepted by the OTCQB Venture Market. See Risk Factors on page 14.

Investing in our Securities involves a high degree of risk. Before deciding whether to invest in our Securities, you should consider carefully the risks that we have described on page 14 of this prospectus under the caption “Risk Factors” and in the documents incorporated by reference into this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 3, 2019.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission (the “SEC”), pursuant to which the selling securityholders may, from time to time, offer and sell or otherwise dispose of the securities covered by this prospectus. You should not assume that the information contained in this prospectus is accurate on any date subsequent to the date set forth on the front cover of this prospectus or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus is delivered or securities are sold or otherwise disposed of on a later date. It is important for you to read and consider all information contained in this prospectus, including the information incorporated by reference into this prospectus, in making your investment decision. You should also read and consider the information in the documents to which we have referred you under the captions “Where You Can Find More Information” and “Incorporation of Information by Reference” in this prospectus.

Neither we nor the selling securityholders have authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus. You should not rely upon any information or representation not contained or incorporated by reference in this prospectus. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any of our securities other than the securities covered hereby, nor does this prospectus constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about, and to observe, any restrictions as to the offering and the distribution of this prospectus applicable to those jurisdictions.

We further note that the representations, warranties and covenants made in any agreement that is filed as an exhibit to any document that is incorporated by reference in the prospectus were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

Unless the context otherwise requires, references in this prospectus to “AESE,” the “Company,” “we,” “us,” and “our” refer to Allied Esports Entertainment, Inc.

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PROSPECTUS SUMMARY

The following is a summary of what we believe to be the most important aspects of our business and the offering of our securities under this prospectus. We urge you to read this entire prospectus, including the more detailed financial statements, notes to the financial statements and other information incorporated by reference from our other filings with the SEC. Each of the risk factors could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our securities.

The Company

Allied Esports Entertainment, Inc. (NASDAQ: AESE) operates a premiere public esports and entertainment company, consisting of the Allied Esports and World Poker Tour (“WPT”) businesses. For the past 16 years of its 18 year history, WPT has successfully utilized the following three pillars in the sport of poker, which the Company believes can be utilized by Allied Esports:

•	in-person experiences;

•	developing multiplatform content; and

•	providing interactive services

The Company plans to continue operating the WPT business and to utilize its business model to execute on its growth strategy in the multibillion dollar esports industry. Allied Esports will do this by collaborating with its strategic investors, including certain affiliates of Simon Property Group, Inc. (collectively, “Simon”), a global leader in the ownership of premier shopping, dining, entertainment, and mixed-use destinations, and TV Azteca, a premier television network in Mexico, to deliver best-in-class live events, content and online products.

The Allied Esports Business

Gaming is one of the largest and fastest growing markets in the entertainment sector, with an estimated 2.2 billion gamers playing esports globally, and esports is the major driver for the growth. Esports, short for “electronic sports,” is a general label that comprises a diverse offering of competitive electronic games that gamers play against each other. Some of the popular esports games currently being played include Fortnite, League of Legends, Dota 2, Counter-Strike, Call of Duty, Overwatch and FIFA. Although you can play games on your own against the computer or console, one of the ways esports is different than video games of old is the community and spectator nature of esports—competitive play against another person—either one-on-one or in teams—that is viewed by an online and in-person audience, is a central feature of esports. Since players play against each other online, a global network has developed as these players compete against each other worldwide. Additionally, game developers have greatly increased the watchability of games, which has made the spectator aspect of gaming much more prevalent and further driven expansion of the gaming market. The expanded reach of high-speed Internet service and the computer technology advances in the last decade have greatly accelerated the growth of esports. Esports has now become so popular that many schools offer scholarships in esports; the best-known esports teams are getting mainstream sponsorship and are being bought or invested in by celebrities, athletes and professional sports teams. The highest-profile esports gamers have massive online audiences as they stream themselves playing against other players online, and generate millions of dollars in sponsorship money and subscription fees to their online streaming channels. It is projected that by 2022, 645 million people will be watching esports globally, and that global esports revenue will grow to approximately $1.8 billion.

WPT successfully implemented a three-pillar strategy for over 16 years of its 18 year history. We believe this model can continue and also be applied to Allied Esports and the esports industry over time. Allied Esports intends that the same pillars—in-person experiences, multiplatform content, and interactive services—will be utilized by Allied Esports independently and in connection with its strategic partners.

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In August 2019, Allied Esports entered into a series of strategic transactions with certain affiliates of Simon, including entering into an agreement with Simon Management Associates II, LLC, pursuant to which Allied Esports will organize and stage an esports event program called the Simon Cup at certain Simon centers in the U.S. and online, as well as entering into an agreement with Simon Equity Development, LLC pursuant to which it made a $5 million equity investment into the Company. In August 2019 the Company also launched a strategic partnership with TV Azteca, a premier television network in Mexico. TV Azteca made a $5 million equity investment into the Company as part of its partnership.

In-person Experiences

Allied Esports will continue delivering first-in-class live experiences to customers at Allied Esports’ arenas worldwide. Starting with the flagship esports arena, the HyperX Esports Arena Las Vegas, as well as seven affiliate arenas in Santa Ana and Oakland, California, China and Australia, Allied Esports offers esports fans state-of-the-art facilities to compete against other players in esports competitions, host live events with esports superstars that stream to millions of viewers worldwide, produce and distribute incredible esports content with its on-site production facilities and studios and provide a perfect facility for hosting corporate events, tournaments, game launches or other events. Additionally, Allied Esports has two mobile esports arenas, which are 18-wheel semi trailers that convert into first class esports arenas and competition stages with full content production capabilities and interactive talent studios. Through this worldwide network of arenas, Allied Esports believes it can offer customers an unmatched ability to participate in simultaneous global esports events, and offer sponsors and partners a truly scalable global platform and audience to promote their businesses and products. Allied Esports’ flagship HyperX Esports Arena Las Vegas serves as a marquee destination for esports fans globally, which it hopes will become the Madison Square Garden or Yankee Stadium of esports.

Flagship Arenas. In March 2018, Allied Esports opened its first flagship arena, the HyperX Esports Arena Las Vegas, at the Luxor Casino on the Vegas strip, whose pyramid is one of the most visible landmarks in Las Vegas. This arena has 80 to 100 gaming stations, two bars, food service, private rooms, a production facility, and space for up to 1,000 people for events. The arena is custom-built for esports tournaments, and has a broadcast-ready television studio to broadcast live events and produce content. Allied Esports monetizes the arena through renting the space for live events; merchandise sales; daily usage fees from day-to-day gamers using the gaming stations; food and beverage; and sponsorship (i.e., our HyperX naming rights relationship). In the first half of 2019, the HyperX Esports Arena Las Vegas has held the following events:

Proprietary events by Allied Esports:

•	Allied Esports CES Showdown

•	Day One: The Division 2

•	PlayTime with KittyPlays I

•	PlayTime with KittyPlays 2

•	Nation Vs. Nation: USA vs. Mexico – English Broadcast

•	Allied Esports Rainbow Six Siege Vegas Minor

•	World Poker Tour

•	Glory Road: MKLeo vs. Samsora

•	Wednesday Whiffs

•	Friday Frags

•	Saturday Night Speedway

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Other events hosted by Allied Esports

•	Nintendo Super Smash Bros Ultimate North America Open – Online Broadcast

•	Military Gaming League

•	Drone Racing League

•	World Poker Tour

•	Sony NAB Keynote Address Remote Integration Demonstration

•	BIG3 Draft for CBS Sports Network

•	NBA 2K League “THE TURN”

•	Dragon Ball Legends Showdown

•	NHL Gaming World Championship

•	Newegg Crown Royale

•	Twitch Prime Crown Cup

•	Red Bull Evo After Party

Affiliate Arenas. One of Allied Esports’ strategic advantages is its global network of esports arena partners, which enables it to host events, and promote competitions around the world, with those competitions culminating in live events held at the flagship arena in Las Vegas. Allied Esports achieved this through its Affiliate Program, which consists of strategic partnerships with third-party esports operators around the globe. Allied Esports will charge these affiliates an upfront fee, and will receive a minimal annual revenue share of gross revenue, generally starting in the second year of the relationship. Allied Esports’ brand visibility and reputation have already resulted in affiliate arrangements with arenas in Santa Ana and Oakland, California, five locations in China (Beijing, Gui’an, Hangzhou, Shenzhen and Tianjin), and a multi-year agreement with Fortress Esports Pty Ltd, a new gaming, esports and entertainment venue enterprise in Australia, which plans to open its first affiliate arena in Melbourne in 2020. This network of affiliate arenas allows Allied Esports to scale up its brand penetration worldwide on a rapid basis, driving more gamers into the Allied Esports ecosystem, with minimal costs to Allied Esports. Furthermore, the content that can be produced by these affiliate arenas can be on-sold by Allied Esports, with minimal production costs.

Mobile Arenas. The mobile arenas are 18-wheeler trucks that expand out into fully-functional esports arenas with event hosting, broadcasting and production capabilities. The mobility of the trucks makes them ideal for sponsors to reach a large audience in multiple locations at an economical cost. The trucks serve as mobile billboards for Allied Esports’ brand as well, giving it brand presence wherever they appear. Allied Esports currently has two mobile arena trucks, with the first truck based in Germany and serving the European market, and a second truck based in Las Vegas and serving the U.S. market.

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Strategic Investor Events. In addition to Allied Esports utilizing in-person experiences at its flagship, mobile and affiliate arenas, Allied Esports is leveraging its experience to develop events and content with its strategic investors, Simon and TV Azteca.

Allied Esports is working with TV Azteca to create in-person experiences in Mexico. These events create content that will be used to populate the TV Azteca digital channel being developed by TV Azteca and Allied Esports, as described below.

Simon and Allied Esports are collaborating to create a new product offering focused on delivering esports experiences through integrated gaming venues and production facilities in select Simon centers around the U.S. The in-center venues will be designed for tournament play and daily use with the capability to be expanded into common areas for larger esports activations and live events. The two companies plan to announce additional details for The Simon Cup, a co-branded esports competition and gaming tournament festival this fall combining online and in-person play at select Simon centers in the New York and Los Angeles markets, with the winners of the regionals moving on to HyperX Esports Arena Las Vegas for the final. As a premier esports facility, Allied Esports believes utilizing the arena will drive participants to the Simon Cup qualifying events and increase revenue for the Company.

Multiplatform Content: Leveraging Arenas and Strategic Partnerships To Develop Content

Allied Esports’ worldwide network of esports arenas provides Allied Esports with a platform to develop an incredible amount of content to distribute via digital live streams, broadcast and cable, and social media outlets. Allied Esports believes that its arenas will draw top-level esports talent (such as professional streamer Ninja, who was the featured talent at a successful event at Allied Esports’ Las Vegas arena in April 2018) for purpose of hosting events and developing content, which it can distribute live, post-production into fully-produced episodic content, or repackage for social media distribution. Allied Esports intends to monetize the content in multiple ways, including direct sales of the content, sponsorship revenue, and subscription and/or advertising fees for viewers of the content.

We believe Allied Esports’ ecosystem of arenas gives it the reach, reputation and experience to produce world-class live events, in partnership with some of the most prominent names in the esports industry. These live events provide Allied Esports with the material to produce exciting content that can be distributed via three different formats, each of which has its own revenue generation model: live streaming, post-produced episodic content, and short-form repackaged content.

Live Streaming. Live streaming is by far the most popular esports content delivery channel today, as it offers the best interactive experiences for the audience. As discussed above, the vast improvements in technology and Internet service and speed have made live streaming with large audiences widely available. Well-known gamers live stream themselves playing their favorite games on any of the popular streaming services (Twitch being the favorite in the western hemisphere esports world) to a worldwide audience. The streamers derive revenue from ad sales, sponsorship, subscription fees and gift payments from watchers. Through Allied Esports’ ecosystem of esports arenas, Allied Esports can offer streamers a large platform to put on live events that can be simultaneously streamed on both the streamer’s Twitch channel and on Allied Esports’ Twitch channel. An example is a streaming event Allied Esports held with one of the most prominent streamers in esports, Tyler Blevins, AKA Ninja, in April 2018. Famous for his streaming channel where he plays the popular esports game Fortnite, Ninja held a live event at the Las Vegas flagship arena that set records for Twitch live streams, with over 667,000 peak concurrent viewers and 2.4 million unique viewers. To put those audience numbers in perspective, those numbers are significantly higher than viewership of the average regular season NBA game in 2019. Allied Esports was able to sell multiple sponsorships for the event and earned significant revenue from the food and beverage, merchandise sales and usage fees from the gaming stations. Although huge audiences can be garnered through these live event streams, there are limitations on the streams, as they have a one-and-done nature; repeat viewing is not popular for these events, which limits the sponsorship opportunities. Furthermore, due to the live nature of these events and streams, it is difficult to create a narrative or tell a story to compel viewership past an initial viewing. This leads to Allied Esports’ development of post-produced episodic content.

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Post-Produced Content. Allied Esports intends to develop esports entertainment programming around its live experiences and, using its experienced editing and production teams, create serial, episodic content and segments that tell compelling storylines around its gaming talent, in person experiences, and gaming events around the world. Allied Esports developed this technique through the WPT, who took the slow-paced game of poker and dramatized it and created storylines that made for exciting and compelling viewing. This post-produced content can be valuable real estate for sponsors, as Allied Esports can integrate sponsors seamlessly into the show in a way that feels organic to the viewers. Allied Esports can focus on different storylines, create excitement via editing and music inclusion, and generally elevate the production quality from that achievable in a live stream. Allied Esports can then monetize this episodic content via sponsorship (as described above), advertising, selling the content itself to third party distributors, or even use it as a marketing tool to drive customers to come to Allied Esports’ arenas, buy its merchandise or otherwise interact with Allied Esports.

Repackaged Content. The vast library of content Allied Esports will develop from events can be cut into smaller clips that can be used as marketing and promotion of the Allied Esports brand on social media. Allied Esports can also edit content to create new content, such as “best of” shows, shows focusing on one particular game as played by multiple well-known streamers, regional shows focusing on talent from a particular country, and so on.

Allied Esports’ global esports arena ecosystem will create opportunities for live events which provide material to develop great content, all of which Allied Esports can monetize in multiple ways. The huge customer base Allied Esports develops through these in-person experiences, live streams and content distribution will give it a customer base to launch interactive services.

Strategic Investor Content. Allied Esports will work with its strategic investors, Simon and TV Azteca, to create valuable in-person experiences and esports entertainment content to enhance our value proposition. Allied Esports and TV Azteca will work to develop content and programming formats to develop a digital esports entertainment channel (described below), and content produced from the Simon events will be developed and distributed on digital and non-digital media outlets to maximize the exposure and reach of our joint enterprises.

Allied Esports’ global esports arena ecosystem, anchored by Simon and TV Azteca, will create opportunities for live events which provide material to develop great content, all of which Allied Esports can monetize in multiple ways. The huge customer base Allied Esports develops through these in-person experiences, live streams and content distribution will give it a customer base to launch interactive services.

Interactive Services: Developing an Esports Entertainment Platform

Allied Esports intends to develop its own online platform where esports players and fans can watch, play and win with other members of the esports community and top esports personalities. The online platform will enable fans to compete against each other as well as participate in esports programs starring their favorite players. Subscriptions will provide members with exclusive access to numerous unique and proprietary experiences, products and services that are not available outside of Allied Esports’ ecosystem, such as exclusive online content, member-only tournaments, prizes and cash awards, exclusive live event and merchandise access, exclusive opportunities to be part of our entertainment programming, VIP treatment at Allied Esports’ arenas, and much more. As described above, Allied Esports intends to use the authenticity and reach driven by its in-person experiences and content viewership to drive platform adoption by esports fans. Allied Esports’ executive team has years of experience developing online platforms—its CEO, Frank NG, has managed and run online platforms with approximately 700 million registered users in China for over 14 years, and its COO, David Moon, has produced, published and operated numerous game services for over 20 years, including helping build NHN Corporation’s global footprint to over 1 million concurrent users. Furthermore, WPT has developed and operated its subscription platform for poker fans, ClubWPT, since 2010, and developed and operated a social poker product, PlayWPT, starting in 2016.

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Allied Esports intends to sequentially roll out platform features to support core strategic initiatives with its strategic investors, Simon and TV Azteca. The initial release of the platform will focus on supporting regular programs of esports experiences at Simon’s premiere centers across the U.S. The platform will subsequently be released in Mexico in partnership with TV Azteca, to support the participation, viewing, and monetization of esports events and programs, as well as the provision of a 24-hour digital esports entertainment channel. Allied Esports believes focusing on these two projects initially is the most efficient way to build brand equity that will propel Allied Esports’ platform in the future.

For more information regarding AESE’s businesses, please carefully consider the information contained in our periodic reports filed with the SEC, which are incorporated by reference in this prospectus. Before making an investment decision, you should carefully consider such information as well as other information we include or incorporate by reference in this prospectus.

The WPT Business

The Company owns the World Poker Tour® (WPT®) – a premier name in internationally televised gaming and entertainment with brand presence in land-based poker tournaments, television, online and mobile. Leading innovation in the sport of poker since 2002, WPT helped ignite the global poker boom with the creation of a unique television show based on a series of high-stakes poker tournaments. WPT’s Tour Events are held on a weekly basis at locations throughout the world and have awarded more than one billion in prize dollars in its 17 year history. WPT has broadcast globally in more than 150 countries and territories, and is currently producing its 17th season, which airs on FOX Sports Regional Networks in the United States. Season XVII of WPT is sponsored by its online poker service, ClubWPT.com. WPT offers a suite of online poker service which it operates by itself and through its partners offering consumers the ability to access gaming content on a year-round 24/7 basis. ClubWPT.com is a unique online membership site that offers inside access to the WPT, as well as a sweepstakes-based poker club available in 5 countries, 35 states across the United States and Washington D.C., with innovative features and state-of-the-art creative elements inspired by WPT’s 16 years of experience in gaming entertainment. In addition, WPT licenses its brand to social gaming sites through partners like Zynga as well as to educational learning platforms such as LearnWPT. These online products are scalable and offer geographic access that might be limited if WPT relied on tour stop participation alone. Additionally, WPT benefits from managing its own distribution business which currently has more than 1000 hours of broadcast-ready content, and offers demographically similarly programming to its poker content, such as esports, golf and MMA. WPT uses this large suite of programming as leverage to seek preferred airtimes on its various distribution channels where it may promote its online products or offer airtime to sponsors in territories they seek to enter. WPT also participates in strategic brand license, partnership, sponsorship opportunities and music licensing. As described below, WPT applies a three-pillar model of in-person experiences, developing multiplatform content and providing interactive services, to the sport of poker.

In-person Experiences: Worldwide Poker Tournaments

World Poker Tour Events. The WPT is a sports league of affiliated poker tournaments that are held at prestigious casinos and poker rooms around the world. WPT licenses the WPT brand to these casinos and card rooms so that they can brand their poker tournaments as WPT events, and these events are integrated into WPT’s tour. These events form the backbone of WPT’s brand identity and have turned the WPT into one of the most recognizable names in gaming. WPT has developed different types of tours, generally distinguishable by the size of the buy-in for competitors in the applicable tour’s events. The WPT Main Tour events generally have the biggest buy-ins (usually between $3,500 and $10,000), are held at the largest and most prestigious casinos and card rooms, and are attended by many of the top professional poker players in the world. The WPT DeepStacks Tour events are smaller than Main Tour events, with buy-ins ranging from $300 to $1,000, and are meant to cater to the lower- to medium-stakes players. In addition, through a third-party licensing arrangement, WPT licenses its name to a third party operating the WPT League, which are small bar-league poker events held at bars and clubs on a social basis. These live events create touchpoints to a large community of poker players to whom WPT can market other WPT live events, advertise and market its sponsor’s products, and push towards its interactive products. Furthermore, the live events create the content WPT uses to monetize its brand, as set forth below.

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Multiplatform Content: The World Poker Tour Television Shows

The Content. At certain of WPT’s Main Tour stops, WPT films the final table of six participants competing for some of the poker world’s largest tournament prize pools. We then edit the footage from these tour stops into a one-hour or two-hour episode, resulting in a series of one-hour or two-hour episodes which are distributed for telecast to both domestic audiences via our broadcast agreement with FSN, and international television audiences via numerous international distribution agreements. WPT has an agreement with Poker Go, a prominent poker-centric online platform, pursuant to which WPT live streams many of its events to Poker Go’s customer base. Many of WPT’s live events that are not broadcast on FSN are live streamed on Poker Go, which ensures almost all of WPT’s events are broadcast on some format. In addition, WPT films and produces special episodes based on a variety of non-traditional poker tournaments and/or cash games, which it also distributes for telecast along with the episodes based on WPT’s regular tour stops. Furthermore, WPT produces specialized shows meant to promote and market its ClubWPT membership site, such as its “King of the Club” shows in which ClubWPT members won the right, by winning certain tournaments on the ClubWPT platform, to play against each other for cash and prizes in a single-table tournament that was filmed and broadcast on FSN. WPT also filmed and is preparing for distribution another series of shows to promote ClubWPT, in which ClubWPT members who qualified on the ClubWPT platform get the chance to play against former WPT Main Tour champions for cash and prizes. These episodes premiered on FSN in August and September 2019.

WPT previously produced and broadcasted on FSN a series of shows called WPT Alpha8, based on a series of high-stakes poker tournaments with buy-ins of $100,000. In the Alpha8 events, the most elite high-stakes players in the world played in poker tournaments against one another in glamorous casinos and card rooms around the world, with the final eight players of each tournament filmed for production of the television episodes. The inaugural season of WPT Alpha8 began in 2013 and aired for three seasons, ending in 2016 and continues to be distributed internationally. WPT has continued to expand its global footprint by entering into an agreement with TV Azteca, pursuant to which WPT and TV Azteca are creating modified content using footage from WPT’s current library of content and translating the shows and integrating localized hosts for distribution in the territory of Mexico. This strategy of localizing WPT content has previously proven successful, namely in France, and we believe this localized content in the territory of Mexico will become a significant driver for a jointly-owned social gaming platform. WPT recently launched in beta this August 2019. Early interest in the show is high, with viewership already exceeding 3 million viewers of a single episode. In addition to the strategic advantage of the “World Poker Tour” and WPT-related brands, WPT is able to create significant efficiencies in its content programming through its affiliation and use of Allied eSports’ Esports Arena Las Vegas venue. This change, which just began for Season 17, has significantly reduced production costs by reducing transportation and set up fees and has allowed for more content to be produced at a significantly more efficient cost. Moreover, by reducing the physical location needs from its casino partners that would otherwise be featured in a WPT televised event, WPT has greatly expanded the number of potential casino customers that can meet the requirements for hosting a WPT televised final table. Finally, WPT creates, owns and publishes its own music for WPT shows. In addition to receiving royalties for the music integrated into these programs, WPT has created a database of over 4,000 musical pieces which may be licensed for itself or for other third-party producers.

WPT Distribution Footprint. All of WPT’s content airs on FSN in the U.S., and in 21 different territories worldwide pursuant to licensing and distribution arrangements with various networks Virtually all of its 17-season poker library is fully available for distribution, providing hundreds of hours of top-tier broadcast grade poker sports content. WPT has greatly expanded the reach of its content by licensing it for broadcast on many digital platforms as well, such as PlutoTV, Unreel Entertainment, Samsung TV Plus, and many others. WPT does not receive fees from FSN for the domestic distribution of our content. Instead, WPT uses the WPT show to heavily promote its ClubWPT product and other online products and partnerships, such as Zynga’s WPT social poker game. WPT does provide FSN with a guaranteed revenue share from ClubWPT’s operations in exchange for significant promotion and distribution of the programs featuring ClubWPT marketing. This arrangement ensures that FSN has an incentive to keep WPT’s show on the air and to market and promote the show, as they share in the show’s success to the extent ClubWPT’s revenue increases. Since the ClubWPT customer base and broadcast television viewers are similar in demographics, the symbiotic relationship between FSN and WPT works well to keep WPT’s brand widely known and accessible to millions of people in the U.S. Internationally, some of WPT’s distribution partners pay WPT fees to broadcast content, but usually, WPT’s larger revenues are based on international distribution deals resulting from advertising time and sponsorship sales, as well as the intrinsic value of spreading WPT’s brand awareness worldwide. We expect the international reach of WPT-related shows to grow meaningfully starting in the third quarter of 2019 as a result of WPT’s strategic relationship agreement with TV Azteca. WPT receives additional fees from our digital distribution agreements, but again see these as brand-building exercises and as avenues to get more people exposure for WPT’s online products, sponsors and advertisers. In addition to its World Poker Tour content, WPT also distributes various sports and lifestyle programming through its distribution business. As a result, WPT now controls over 1000 hours of programming from which it may generate distribution fees, license fees, sponsorship revenue and music licensing revenue, as well as serving as a vehicle to promote its online gaming products worldwide. The ability to “bundle,” or offer large amounts of content, provides WPT distribution leverage in negotiating the amount of airings or preferred airing times of its content.

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Sponsorship Revenue. Sponsorship revenue is the prime economic driver of the distribution of WPT content. WPT partners with prestigious brands, such as Dr. Pepper (soft drinks), Hublot (high-end timepieces), Rockstar (energy drinks), Baccarat (fine crystal), Party Poker (online gaming in Europe), and offer them the ability to become the “Official ________ of the World Poker Tour”. WPT is able to seamlessly integrate its sponsors into the WPT television show by displaying sponsors on poker tables, on television sets, and specialized segments that are brought to viewers by the applicable sponsor. By integrating WPT’s sponsors into the show, WPT provides a powerful marketing tool in that viewers are seeing the sponsor as part of the show they are watching, as opposed to an advertisement that they may mute or skip if possible. WPT’s live events also offer WPT sponsors a great advertising platform to market directly to WPT players via signage, product sampling suites, flyers, and similar marketing endeavors.

Interactive Services: Poker Platforms.

WPT’s live events all over the world and distribution of its content via broadcast, streaming and social media, allow WPT to generate significant marketing opportunities for both its sponsors and its own products. WPT has taken advantage of this marketing arm to promote several interactive products: ClubWPT, its subscription-based online poker club that WPT owns and operates, which also offers social poker; PlayWPT, a web and mobile social poker product that is operated by a third party utilizing software and branding that WPT licenses to such provider; Zynga Poker, who operates one of the world’s largest social poker products, to whom WPT has licensed its brand for certain WPT-branded poker tournaments on their platform; and HongKong Triple Sevens Interactive Co., Ltd, who licenses WPT’s Alpha8 brand to operate a social poker product they are in the process of developing.

ClubWPT. WPT’s subscription-based online club, ClubWPT.com, is operated in accordance with the principles of sweepstakes law and is available in 36 U.S. states and territories. A free alternative means of entry is offered for participants who wish to play in the tournaments but do not wish to purchase the other membership benefits. VIP members can play poker to win a share of $100,000 in cash and prizes every month, including seats in live WPT poker tournaments. Other benefits include access to every season of the WPT television series and all related content, discounted tickets to live events through ScoreBig, everyday savings for everyday things via the ClubWPT Entertainment Savers Guide, and other member benefits. In January of 2019, WPT added freemium social poker and casino gaming on the platform. Since that time, daily active revenue has risen steadily, and we anticipate the freemium products on the platform will be a meaningful driver of ClubWPT revenue going forward. The subscription fee for ClubWPT remains the same each month and players are not allowed to wager actual money online. One must be eighteen or older to participate.

Zynga Poker. WPT entered into a 3-year licensing agreement with Zynga, Inc. in 2018 pursuant to which Zynga agreed to pay WPT $3 million per year in exchange for the right to license the WPT name and brand for WPT-branded poker tournaments on the Zynga social poker platform. Zynga has sponsored certain of WPT’s television episodes, and WPT has worked with Zynga on marketing initiatives to promote both the WPT and the WPT tournaments on Zynga Poker. Zynga placed the WPT logo prominently on a NASCAR race car, and continues to work with WPT to promote the WPT brand and the WPT-branded tournaments on the Zynga platform. Zynga’s promotion of its WPT-themed product means that millions of its consumers are exposed to the WPT brand annually.

PlayWPT and Alpha8 Social Poker. WPT’s 3-year license agreements for PlayWPT and the Alpha8 social poker product that each commenced in 2018 provide WPT with a share of all revenue generated on those respective platforms, with annual minimums of the greater of $500,000 or 20% of revenue generated for PlayWPT, and the greater of $200,000 or 20% of revenue generated for the Alpha8 social poker product. These arrangements offer WPT significant annual payments based on the value and prestige of WPT’s brands and WPT’s ability to market and promote the platforms.

In addition to the three-pillar approach to monetizing the WPT brands as described above, WPT has also been able to combine these approaches in a regional manner to create localized versions of the WPT in other parts of the world. For example, WPT has an agreement with Adda52, one of the largest online poker operators in India, pursuant to which Adda52 utilizes WPT brands to put on WPT-branded tournaments, create and sell WPT merchandise, sponsor and distribute WPT content, and otherwise market and promote their own products using the WPT name. WPT had a similar arrangement for the Asia-Pacific region with WPT’s former parent company, Ourgame, and is negotiating similar arrangements with parties in other parts of the world, such as Latin America. These brand licensing arrangements not only provide WPT with revenue derived from upfront payments and revenue share, but they broaden WPT’s brand reach in localized ways to parts of the world that WPT would be hard-pressed to effectively market to on its own. WPT believes that this increased reach will have long-term benefits to WPT’s brand image and profitability.

8

Description of the Private Placements

Merger Consideration

On August 9, 2019, the Company consummated its merger transaction (the “Merger”) contemplated by the Agreement and Plan of Merger, dated as of December 19, 2018 and amended by the Amendment dated August 5, 2019 (the “Merger Agreement”), by and among the Company, Black Ridge Merger Sub Corp., Allied Esports Media, Inc. (“AEM”), Noble Link Global Limited, Ourgame International Holdings Limited, and Primo Vital Limited, pursuant to which, among other things, AEM became a wholly-owned subsidiary of the Company and the Company assumed ownership of the businesses of Allied Esports (“Allied Esports”) and the World Poker Tour® (“WPT”).

Upon consummation of the Merger, the Company issued to the former owners of Allied Esports and WPT (i) an aggregate of 11,602,754 shares of Company common stock and (ii) an aggregate of 3,800,003 Company warrants, which warrants have a term of five years, an exercise price of $11.50 per share, and are exercisable commencing September 9, 2019. Additionally, the former owners of Allied Esports and WPT are entitled to receive their pro rata portion of an aggregate of an additional 3,846,153 shares of common stock if the last sales price of the common stock reported on the Nasdaq Capital Market equals or exceeds $13.00 per share (as adjusted for stock splits, dividends, and the like) for 30 consecutive trading days at any time during the five-year period after the consummation of the Mergers.

To provide a source of funds for payment to the Company with respect to certain post-closing rights to indemnification under the Merger Agreement, an aggregate of 1,160,278 shares of common stock and 379,996 warrants issuable at closing of the Merger was placed into escrow with Continental Stock Transfer & Trust Company, acting as escrow agent. Claims for indemnification may be asserted once damages exceed a $500,000 threshold and will be reimbursable to the full extent of the damages from dollar one; provided that such reimbursement will not exceed the amount of shares and warrants in escrow. The shares and warrants in escrow will be released on the date that is one year from the closing date of the Merger, less that portion of the shares and warrants applied in satisfaction of, or reserved with respect to, indemnification claims made prior to such date, if any.

The recipients of the shares of common stock and warrants entered into lock-up agreements, pursuant to which they have agreed to not, subject to certain exceptions, transfer, sell, tender or otherwise dispose of the shares of common stock and warrants they received in the Merger for a period from the closing of the Mergers as follows: (i) with respect to 50% of their common stock and warrants, the earlier of one year after the closing of the Merger or the date on which the closing price of common stock exceeds $12.50 per share for any 20 trading days within a 30-trading day period following the closing of the Merger and, (ii) with respect to the remaining 50% of their common stock and warrants, one year after closing of the Mergers, or earlier in each case if, subsequent to the Merger, the Company consummates a subsequent liquidation, merger, stock exchange, or other similar transaction which results in all stockholders having the right to exchange their shares of common stock for cash, securities, or other property. These lock-up agreements will continue to apply to the shares of common stock and warrants.

In connection with the Merger, the Company executed and delivered a Registration Rights Agreement in favor of the former owners of Allied Esports and WPT, pursuant to which, among other things, BRAC agreed to register for resale under the Securities Act the common stock and warrants issued in the Merger.

Investment Bankers

In connection with the consummation of the Merger, the following service providers of the Company were entitled to cash payments, and agreed to accept shares of the Company’s common stock in lieu of such cash payments: EarlyBirdCapital, Inc., MIHI LLC, Roth Capital Partners, LLC, Northland Capital Markets, The Oak Ridge Financial Services Group, Inc., Dougherty & Company LLC, and D.A. Davidson & Co, Inc. The Company is registering for resale the share of common stock issued to such service providers.

9

Bridge Loans

The former owners of WPT and Allied Esports issued a series of secured convertible promissory notes on October 11, 2018 and May 15, 2019 in the aggregate original principal amount of $14,000,000. These notes were assumed by the Company effective upon the closing of the Mergers as follows.

$10 million of secured convertible promissory notes (the “Initial Notes”) were purchased on October 11, 2018. The Initial Notes were due and payable on the first to occur of (i) the one-year anniversary of the issuance date, or (ii) upon conversion of the Notes into equity as part of the Merger. As security for purchasing the Initial Notes, the investors received a security interest in Allied Esports’ assets (second to any liens held by the landlord of the Las Vegas arena for property located in that arena), as well as a pledge of the equity of all of the entities comprising WPT. The liens and pledge described above would terminate upon the closing of the Merger.

On May 15, 2019, $4 million of another series of secured convertible promissory notes (the “Additional Notes,” and together with the Initial Notes, the “Notes”) were purchased. Ms. Man Sha purchased a $1 million Additional Note, and is the wife of Mr. Ng Kwok Leung Frank, a director and CEO of the Company. As part of the Additional Notes, the terms of the Initial Notes were amended such that the terms of the Additional Notes applied to the Initial Notes. The Notes accrue annual interest at 12%; provided that no interest is payable in the event the Notes are converted into Company common stock. The Notes were due and payable on the first to occur of (i) the one-year anniversary of the issuance date, or (ii) the date on which a demand for payment is made during the time period beginning on the closing of the Merger (the “Closing”) and ending on the date that is three (3) months after the Closing. If any Note is paid by the Company or AEM, the investor will receive one year of interest. As security for purchasing the Notes, the investors received a security interest in Allied Esports’ assets (second to any liens held by the landlord of the Las Vegas arena for property located in that arena), as well as a pledge of the equity of all of the entities comprising WPT, and a guaranty of Ourgame and the Company. The debt is convertible into shares of common stock that are freely tradeable without restriction at $8.50 per share.

On August 5, 2019, the Company entered into an amendment and acknowledgement agreement (the “Acknowledgement Agreement”), pursuant to which Allied Esports and WPT amended the terms the Notes. Pursuant to the Acknowledgement Agreement, the bridge holders agreed to defer repayment of the Notes to one year and two weeks following the Closing (the maturity date of the Notes, the “Maturity Date”). In consideration of agreeing to the deferred repayment, the bridge holders will be paid an additional six months of interest (i.e., a total of 18 months interest) to the extent any bridge holder elects not to convert their Note to common stock. The Company agreed to assume the debt under the Notes as part of the Mergers, and agreed that the debt will be secured by all the assets of the Company following the Closing. The Notes are convertible at any time by a holder between the Closing and the Maturity Date, into shares of common stock that are freely tradable without restriction, at $8.50 per share.

If the Note holders elect to convert their notes into common stock, they would be entitled to receive additional shares of common stock (the “Earn-out Shares”) equal to the product of (i) 3,846,153 shares, multiplied by (ii) the note holder’s investment amount, divided by (iii) $100,000,000, if, at any time within five years after the closing date of Merger, the last exchange-reported sale price of common stock trades at or above $13.00 for thirty (30) consecutive calendar days.

Each Note holder received a warrant to purchase shares of common stock in an amount equal to the product of (i) 3,800,000 shares, multiplied by (ii) the Note holder’s investment amount, divided by (iii) $100,000,000. The warrants have a term of five years, an exercise price of $11.50 per share, and are exercisable commencing September 9, 2019

The warrants issued to the Note holders and shares of common stock into which the Notes may be converted are being registered for resale by the Company.

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Share Purchase Investors

The Company previously entered into Share Purchase Agreements (the “Purchase Agreements”) with the following investors: TV AZTECA, S.A.B. de C.V., Simon Equity Development LLC, Morris Goldfarb, Kepos Capital LP, Pennington Capital, Ron Geiger IRA, and Lyle Berman, the Company’s Chairman of the Board (the “Investors”). Pursuant to the Purchase Agreements, the Investors purchased an aggregate of $18,000,000 of shares of common stock in open market or privately negotiated transactions at a price not to exceed the per share amount held in the Company’s trust account (which was approximately $10.30 per share) (the “Maximum Price”). The Investors agreed not to convert any shares purchased in the open market or in privately negotiated transactions at the Company’s meeting of stockholders held August 9, 2019 that approved, among other things, the Merger. If the Investors were unable to purchase their full amount of shares in the open market or in privately negotiated transactions, the Company agreed to sell to them newly issued shares upon closing of the Merger at the Maximum Price to fulfill their purchase obligations. In addition, the Purchase Agreements provided that upon the closing of the Merger, the Company would issue to the Investors 1.5 shares of its common stock for every 10 shares purchased by the Investors, and that the Company would file a registration statement with the SEC as promptly as practicable following closing of the Merger to register the resale of any shares of common stock purchased by the Purchasers that are not already registered and cause such registration statement to become effective as soon as possible. Black Ridge, the Company’s sponsor (as described below), transferred 720,000 shares of common stock to the Investors. The shares offered for resale by the Investors (excluding those shares purchased in open market purchases) were issued pursuant to the Purchase Agreements.

Sponsor

Prior to the Merger, the Company was a special purchase acquisition company, and Black Ridge Oil & Gas, Inc. was its sponsor (“Black Ridge”). In connection with initially capitalizing and founding the Company, Black Ridge purchased 445,000 units of the Company. Each unit was entitled to one share of common stock, one warrant to purchase common stock, and a right to one-tenth of a share of common stock upon the consummation of a business combination by the Company. On August 9, 2019 in connection with the Merger, such units were automatically converted into 445,000 shares of common stock, 445,000 warrants to purchase common stock, and 445,000 rights to purchase one-tenth of a share of common stock. The rights were simultaneously converted into an additional 44,500 shares of common stock. The warrants have a term of five years, an exercise price of $11.50 per share, and are exercisable commencing September 9, 2019.

Black Ridge received an additional 60,000 units upon conversion of convertible promissory notes issued by the Company to Black Ridge, which had an aggregate outstanding principal amount of $600,000 and accrued no interest, at a rate of $10 per unit. On the Closing Date in connection with the Merger, the notes were converted into 60,000 shares of common stock, 60,000 warrants to purchase common stock, and 60,000 rights to purchase one-tenth of a share of common stock. The rights were simultaneously converted into an additional 6,000 shares of common stock. The warrants have a term of five years, an exercise price of $11.50 per share, and are exercisable commencing September 9, 2019.

Black Ridge further transferred 720,000 shares of the Company’s common stock to the Investors, and 600,000 shares to Primo Vital Limited for no consideration, in order to facilitate the consummation of the Merger.

The Company and Black Ridge are parties to an existing registration rights agreement, pursuant to which the Company provided to Black Ridge piggyback registration rights to register for resale the foregoing shares of common stock.

11

Black Ridge’s shares of common stock (other than the 66,000 shares issued upon conversion of the Company’s promissory notes issued to Black Ridge) are kept in an escrow account maintained in New York, New York by Continental Stock Transfer & Trust Company, acting as escrow agent. Subject to certain limited exceptions, these shares may not be transferred, assigned, sold or released from escrow until (1) with respect to 50% of the shares, the earlier of one year after the date of the consummation of Merger or the date on which the closing price of our common stock equals or exceeds $12.50 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after our initial business combination and (2) with respect to the remaining 50% of the shares, one year after the date of the consummation of Merger, or earlier, in either case, if, subsequent to the Merger, the Company consummates a liquidation, merger, stock exchange or other similar transaction which results in all of our stockholders having the right to exchange their shares of common stock for cash, securities or other property. The limited exceptions include transfers, assignments or sales (i) to the Company’s or Black Ridge’s officers, directors, consultants or their affiliates, (ii) to an entity’s members upon its liquidation, (iii) to relatives and trusts for estate planning purposes, (iv) by virtue of the laws of descent and distribution upon death, (v) pursuant to a qualified domestic relations order, (vi) to us for no value for cancellation in connection with the consummation of our initial business combination, or (vii) in connection with the consummation of a business combination at prices no greater than the price at which the shares were originally purchased, in each case (except for clause (vi) or with our prior consent) where the transferee agrees to the terms of the escrow agreement and to be bound by these transfer restrictions.

In addition to being the Company’s sponsor prior to the Merger, Black Ridge has continued to provide to the Company administrative, accounting, reporting and investor relation services. In consideration of such services, the Company has agreed to pay Black Ridge an aggregate of $423,852.97 over the term of the agreement, commencing August 9, 2019 and terminating December 31, 2019.

Exempt Issuances

The foregoing issuances of warrants and shares of common stock were not registered under the Securities Act of 1933, as amended (the “Securities Act”) at the time of sale, and therefore may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. For these issuances, the Company relied on the exemption from federal registration under Section 4(a)(2) of the Securities Act and/or Rule 506 promulgated thereunder, based on the Company’s belief that the offer and sale of such common stock and warrants did not involve a public offering.

The foregoing description is qualified in its entirety by the terms of the applicable agreements, each of which has been incorporated by reference as an exhibit to the registration statement of which this prospectus is a part. See “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.”

Corporate Information

Our address is 17877 Von Karman Avenue, Suite 300, Irvine, California, 92614. Our telephone number is (949) 225-2600, and our website address is https://www.alliedesportsent.com. The information contained on, or that can be accessed through, our website is not part of this prospectus.

Risk Factors

Our business is subject to numerous risks. For a discussion of the risks you should consider before purchasing shares of our common stock or warrants, see “Risk Factors” on page 14 of this prospectus.

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The Offering

This prospectus relates to the proposed resale or other disposition from time to time of up to 24,805,661 shares of our common stock, $0.0001 par value per share, and 4,647,003 warrants to purchase our common stock, by the selling securityholders identified in this prospectus. See “Selling Securityholders” and “Plan of Distribution.”

The selling securityholders may offer to sell the shares and/or warrants being offered in this prospectus at fixed prices, at prevailing market prices at the time of sale, at varying prices or at negotiated prices. Our common stock is listed on the Nasdaq Capital Market under the symbol “AESE.” Our warrants are not currently listed on any exchange, and AESE is in the process of listing the warrants for trading on the OTCQB Venture Market under the symbol “AESEW.” There is no assurance that such listing will be accepted by the OTCQB Venture Market. See Risk Factors on page 14.

We will not receive any of the proceeds from the sale of shares of our common stock or warrants in this offering. The selling securityholders will receive all of the proceeds from this offering.

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RISK FACTORS

Please carefully consider the risk factors described in our periodic reports filed with the SEC, which are incorporated by reference in this prospectus. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus. Additional risks and uncertainties not presently known to us or that we deem currently immaterial may also impair our business operations or adversely affect our results of operations or financial condition. In addition, below are additional risks to consider in connection with our warrants:

We have filed an application to have our warrants listed on the OTC QB Venture Market (the “OTCQB”). We can provide no assurance that our warrants will be listed, and if listed, that our warrants will continue to meet the continued listing requirements of the OTCQB. If we fail to comply with the continuing listing standards of the OTCQB, our securities could be delisted.

On September 10, 2019, our warrants stopped trading on the Nasdaq Capital Market. The Company is in the process of completing its application to list its warrants on the OTCQB. If we fail to initially comply with the minimum listing requirements of the OTCQB, our warrants may not be listed. If listed, if we fail to comply with the continuing listing standards of the OTCQB, our warrants could be delisted. A failure to list and remain listed on OTCQB could have a material adverse effect on the liquidity and price of our warrants. Even

Even if we list our warrants on the OTCQB, the warrants will trade in an illiquid trading market.

Trading of warrants on the OTCQB may have an adverse effect on the liquidity of our warrants, not only in terms of the number of warrants that can be bought and sold at a given price, but also through delays in the timing of transactions and reduction in security analysts’ and the media’s coverage of us and our warrants. This may result in lower prices for our warrants than might otherwise be obtained and could also result in a larger spread between the bid and asked prices for our warrants.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains, and the documents incorporated by reference herein and in any prospectus supplement hereto may contain, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Specific factors that might cause actual results to differ from our expectations or may affect the value of the common stock and warrants, include, but are not limited to those discussed in this prospectus under the caption “Risk Factors” above as well as the risk factors contained in our filings with the SEC that are incorporated by reference in this prospectus.

In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “projects,” “predicts,” “potential” “intends” and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements.

Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

14

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of shares of our common stock or warrants in this offering. The selling securityholders will receive all of the proceeds from this offering.

SELLING SECURITYHOLDERS

This prospectus relates to the proposed resale or other disposition from time to time of up to 24,805,661 shares of common stock, $0.0001 par value per share, and 4,647,003 warrants to purchase common stock, of Allied Esports Entertainment, Inc. (“AESE”), by the selling securityholders identified in this prospectus. For additional information regarding the foregoing issuances, and the relationship between the selling securityholders and us, see “Prospectus Summary—Description of the Private Placements” above. We are registering the shares of common stock and warrants to purchase common stock in order to permit the selling securityholders to offer the shares and warrants for resale from time to time.

The selling securityholders listed in the tables below may from time to time offer and sell any or all shares of our common stock and warrants set forth below pursuant to this prospectus. When we refer to selling securityholders in this prospectus, we mean the person listed in the tables below, and the pledgees, donees, permitted transferees, assignees, successors and others who later come to hold any of the selling securityholders’ interests in shares of our common stock and warrants other than through a public sale.

The following tables set forth, as of the date of this prospectus, the name of the selling securityholders for whom we are registering shares and warrants for resale to the public, and the number of such shares and warrants that such selling securityholders may offer pursuant to this prospectus.

Based on information provided to us by the selling securityholders and as of the date the same was provided to us, assuming that the selling securityholders sell all the shares of our common stock or warrants, as applicable, beneficially owned by them that have been registered by us and do not acquire any additional shares or warrants during the offering, the selling securityholders will not own any shares or warrants other than those appearing in the columns entitled “Shares of Common Stock Beneficially Owned After Offering” and “Warrants Beneficially Owned After Offering”. We cannot advise as to whether the selling securityholders will in fact sell any or all of such shares of common stock or warrants. In addition, the selling securityholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, the shares of common stock or warrants in transactions exempt from the registration requirements of the Securities Act after the date on which they provided the information set forth on the tables below. See “Plan of Distribution” below.

Selling Securityholder Name and Address (1)	Shares of Common Stock Beneficially Owned Before Offering		Total Shares of Common Stock Offered by Selling Securityholder	Shares of Common Stock Beneficially Owned After Offering (1)	Percentage of Beneficial Ownership of Common Stock After Offering (1)
Merger Consideration Securities (35)
Primo Vital Limited Vistra Corporate Services Centre, Wickhams Cay II Road Town, Tortola, VG 1110, British Virgin Islands	15,112,163	(2)	15,112,163	–	–

Xiang Hui No. 1001, Building 3, No.73, Guangqumen Beili Dongcheng District, Beijing, China	425,839	(3)	425,839	–	–

15

Ray Mikhail Asad 2330 W. Canopy Ln. Anaheim, CA 92801	54,492	(4)	54,492	–	–

Paul Chamberlain 813 Star Pine Dr. Las Vegas, NV 89144	54,492	(4)	54,492	–	–

Brian Fisher 38 Carlton Rd. Orangeburg, NY 10962	54,492	(4)	54,492	–	–

Mark Green 30 Via Mantova, Unit 404 Henderson, NV 89011	54,492	(4)	54,492	–	–

Leonardus Groenewoud Schkeswiger Str. 31, 21465 Reinbek, Germany	90,287	(5)	90,287	–	–

Judson Hannigan 1555 Mesa Verde Drive E 46A Costa Mesa, CA. 92626	366,221	(6)	366,221	–	–

Ian Langstaff Lugatryna Dunlavin, Co Wicklow, Ireland W91 FX 06	51,749	(7)	51,749	–	–

David Moon 10556 Wilkins Avenue Los Angeles, CA 90024	87,605	(8)	87,605	–	–

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Ng Kwok Leung Frank 5135 Altoona Ln. Irvine, CA 92603	432,220	(9)	432,220	–	–

Edgar Pastrana 83 View St W Greenwich, CT 06830	13,140	(10)	13,140	–	–

Adam Pliska 546 Fullerton Avenue Newport Beach, CA 92663	1,115,488	(11)	184,119	931,369.00	4.02%

David Polgreen 3332 Lees Avenue Long Beach, CA 90808	98,211	(12)	37,230	60,981.00	Less than 1.0%

Simon Temperley 1408 Oak Avenue Manhattan Beach, CA 90266	54,492	(4)	54,492	–	–

Eric Qing Yang 15320 Spectrum Irvine, CA 92618	17,444,139	(13)	17,444,139	–	–

Matthias Zander Wischhoff 6, 21465 Wentorf, Germany	37,230	(14)	37,230	–	–

Share Purchase Agreements Investor Securities
TV AZTECA, S.A.B. de C.V. Periférico Sur 4121, Fuentes del Pedregal, Tlalpan, 14140, Mexico City, México	763,904	(15)	752,386	11,518	Less than 1.0%

Simon Equity Development LLC 225 West Washington Street Indianapolis, IN 46204	758,252		272,816	485,436	2.10%

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Lyle Berman 130 Cheshire Lane Minnetonka, MN 55305	455,800	(16)	163,800	292,000	1.26%

Morris Goldfarb c/o G-III Apparel Group, Ltd. 512 Seventh Avenue, 35th Floor New York, NY 10018	303,302		109,127	194,175	Less than 1.0%

Kepos Alpha Master Fund L.P. c/o Kepos Capital LP 11 Times Square, 35th Floor New York, NY 10036	2,232,523	(17)	110,000	2,122,523	8.55%

Pennington Capital 60 South Sixth Street, Suite 2560 Minneapolis, MN 55402	229,745	(18)	40,923	188,822	Less than 1.0%

Ron Geiger IRA 12991 40th St. West New Prague, MN 56071-5410	716,112	(19)	13,641	702,471	2.96%

Investment Banker Securities
EarlyBirdCapital, Inc. One Huntington Quadrangle, Suite 4C13 Melville, NY 11747	760,240	(20)	303,490	456,750	1.95%

MIHI LLC 125 W 55th St New York, NY 10019	403,642	(21)	403,642	–	–

Roth Capital Partners, LLC 888 San Clemente Drive Suite 400 Newport Beach, CA 92660	37,936	(22)	37,936	–	–

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Northland Securities, Inc. 150 South Fifth Street Suite 3300 Minneapolis, MN 55402	43,627	(23)	43,627	–	–

The Oak Ridge Financial Services Group, Inc. 701 Xenia Avenue South, Suite 100 Golden Valley, MN 55416	36,419	(24)	36,419	–	–

Dougherty & Company LLC 90 South Seventh Street, Suite 4300 Minneapolis, MN 55402	36,419	(25)	36,419	–	–

D.A. Davidson & Co., Inc. 8 Third Street North Great Falls, MT 59401	36,419	(26)	36,419	–	–

Bridge Investor Securities
Martin Weigold Mount Barbary, Mount Road Gibraltar, GX111AA	466,943	(27)	466,943	–	–

Norbert Teufelberger 7 York Buildines London WC2N 6JN, UK	389,119	(28)	389,119	–	–

Man Sha 5135 Altoona Ln Irvine, CA 92603	432,220	(29)	432,220	–	–

Lan Wu Room 1104, Building 10, 1 Xiangheyuan Road Doncheng District, Beijing, China	155,648	(30)	155,648	–	–

Knighted Pastures LLC 1933 S. Broadway Street, Suite 746 Los Angeles, CA 90007	778,236	(31)	778,236	–	–

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The Lipscomb/Viscoli Children’s Trust Adam Pliska, Trustee 546 Fullerton Avenue Newport Beach, CA 92663	155,648	(32)	155,648	–	–

Steve Lipscomb 3869 Old Santa Fe Trail Santa Fe, NM 87505	561,527	(33)	77,824	483,703	2.09%

Sponsor
Black Ridge Oil & Gas, Inc. 110 North 5th Street, Suite 410 Minneapolis, Minnesota 55403	3,190,500	(34)	3,190,500	–	–

(1)	Beneficial ownership is determined in accordance with SEC rules, and includes any shares as to which the stockholder has sole or shared voting power or investment power, and also any shares which the stockholder has the right to acquire within 60 days of the date hereof, whether through the exercise or conversion of any stock option, convertible security, warrant or other right. The indication herein that shares are beneficially owned is not an admission on the part of the stockholder that he, she or it is a direct or indirect beneficial owner of those shares. The shares beneficially owned are based on 23,088,700 outstanding shares as of September 18, 2019.
(2)	Includes 3,125,640 five-year warrants to purchase shares of Company common stock at a price per share of $11.50, issued in the Merger on August 9, 2019.
(3)	Includes 105,058 five-year warrants to purchase shares of Company common stock at a price per share of $11.50 issued in the Merger on August 9, 2019.
(4)	Includes 13,444 five-year warrants to purchase shares of Company common stock at a price per share of $11.50 issued in the Merger on August 9, 2019.
(5)	Includes 22,275 five-year warrants to purchase shares of Company common stock at a price per share of $11.50 issued in the Merger on August 9, 2019.
(6)	Includes 90,350 five-year warrants to purchase shares of Company common stock at a price per share of $11.50 issued in the Merger on August 9, 2019.
(7)	Includes 12,767 five-year warrants to purchase shares of Company common stock at a price per share of $11.50 issued in the Merger on August 9, 2019.
(8)	Includes 21,613 five-year warrants to purchase shares of Company common stock at a price per share of $11.50 issued in the Merger on August 9, 2019.
(9)	Includes (i) 208,339 shares issued in the Merger on August 9, 2019, (ii) 68,233 five-year warrants to purchase shares of Company common stock at a price per share of $11.50 issued in the Merger on August 9, 2019, (iii) 117,648 shares issuable upon conversion of the $1,000,000 convertible promissory note of Ms. Man Sha, Mr. Ng's spouse, and (iv) 38,000 warrants issued to Ms. Man Sha, which have the same terms and conditions as those set forth in item (i).
(10)	Includes 3,242 five-year warrants to purchase shares of Company common stock at a price per share of $11.50 issued in the Merger on August 9, 2019.
(11)	Registrable securities include (i) 21,447 shares issued in the Merger on August 9, 2019, (ii) 7,024 five-year warrants to purchase shares of Company common stock at a price per share of $11.50 issued in the Merger on August 9, 2019, (iii) 117,648 shares issuable upon conversion of the convertible promissory note of The Lipscomb/Viscoli Children's Trust (the "Trust"), of which Mr. Pliska is trustee, and (iv) 38,000 warrants issued to the Trust, which have the same terms and conditions as those set forth in item (i). Registrable securities exclude (a) 290,069 shares issued to Mr. Pliska on account of the services of Trisara, LLC, of which Mr. Pliska is the sole owner, in the Merger on August 9, 2019, (b) 95,000 five-year warrants to purchase shares of Company common stock at a price per share of $11.50 issued in the Merger to Trisara on August 9, 2019, (c) 98,634 shares for finder services issued on August 9, 2019, and (d) 447,666 shares for WPT services of Mr. Pliska, each of which remain subject to vesting criteria. Mr. Pliska is the President of the Company and WPT Enterprises, Inc., serves as a director of the Company and disclaims any pecuniary interest in the shares and warrants set forth in items (iii) and (iv).

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(12)	Includes 9,185 five-year warrants to purchase shares of Company common stock at a price per share of $11.50 issued in the Merger on August 9, 2019.
(13)	Includes (iii) 208,272 shares issued as consideration in the Merger on August 9, 2019, (ii) 68,211 five-year warrants to purchase shares of Company common stock at a price per share of $11.50 issued in the Merger on August 9, 2019, (iii) 11,986,523 shares issued as consideration in the Merger to Primo Vital Limited ("Primo"), a 100% owned subsidiary of Ourgame International Holdings Ltd. ("Ourgame"), of which Mr. Yang, as director and chief executive officer, exercises voting and dispositive power over such shares, (iv) 3,125,640 five-year warrants to purchase shares of Company common stock at a price per share of $11.50 issued to Primo in the Merger on August 9, 2019, and (v) 2,055,493 shares issued in the Merger to the former owners of AEM that granted Ourgame proxies in which Ourgame has voting power of such shares through June 1, 2020 (all of which are Registered Securities being offered by the Selling Securityholders other than Primo). Mr. Yang disclaims any pecuniary interest in the shares and warrants of Primo. Mr. Yang is a director of the Company.
(14)	Includes 9,185 five-year warrants to purchase shares of Company common stock at a price per share of $11.50 issued in the Merger on August 9, 2019.
(15)	Ricardo Benjamin Salinas Pliego has the power to vote or dispose of such securities and may be deemed to be the beneficial owner of such securities.
(16)	Mr. Berman is the Company's Chairman of the Board.
(17)	Includes 1,719,832 five-year warrants to purchase shares of Company common stock at a price per share of $11.50 issued in the Company's IPO, the resale of which is not being registered under this Registration Statement.
(18)	Includes 85,000 five-year warrants to purchase shares of Company common stock at a price per share of $11.50 issued in the Company's IPO, the resale of which is not being registered under this Registration Statement.
(19)	Includes 619,100 five-year warrants to purchase shares of Company common stock at a price per share of $11.50 issued in the Company's IPO, the resale of which is not being registered under this Registration Statement.
(20)	EarlyBirdCapital, Inc. is a registered broker-dealer. Registrable securities include shares issued in consideration of services related to Merger. Steven Levine has the power to vote or dispose of such securities and may be deemed to be the beneficial owner of such securities. The registrable securities exclude the following securities: (i) an option to purchase 162,500 units of the Company for $11.50 per unit exercisable from September 9, 2019 through October 14, 2022, which units automatically converted as a result of the Merger into the right to purchase 1.1 shares of common stock and 1 five-year warrant to purchase one share of common stock for $11.50 per share until August 9, 2024, and (ii) an option to purchase 162,500 units of the Company for $11.50 per unit issued to Steven Levine, which converted into shares and warrants upon the terms set forth in item (i) above.
(21)	MIHI LLC is indirectly controlled by Macquarie Group Limited, an Australian publicly listed company, and is an affiliate of Macquarie Capital (USA) Inc., a registered broker dealer.
(22)	Roth Capital Partners, LLC is a registered broker dealer. Each of Byron Roth and Gordon Roth has the power to vote or dispose of such securities and may be deemed to be the beneficial owner of such securities.
(23)	Northland Securities, Inc. is a registered broker dealer. Jeff Peterson has the power to vote or dispose of such securities and may be deemed to be the beneficial owner of such securities.
(24)	The Oak Ridge Financial Services Group, Inc. is a registered broker dealer. Russell S. King has the power to vote or dispose of such securities and may be deemed to be the beneficial owner of such securities.
(25)	Dougherty & Company LLC is a registered broker dealer.
(26)	D.A. Davidson & Co., Inc. is a registered broker dealer. Each of Scott Witeby and Doug Nicholson has the power to vote or dispose of such securities and may be deemed to be the beneficial owner of such securities.
(27)	Includes (i) 352,943 shares of common stock issuable upon the conversion of $3 million of convertible promissory notes issued October 11, 2018 and May 15, 2019, and (ii) 114,000 five-year warrants to purchase shares of Company common stock at a price per share of $11.50 issued in connection with such notes.

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(28)	Includes (i) 294,119 shares of common stock issuable upon the conversion of $2.5 million of convertible promissory notes issued October 11, 2018 and May 15, 2019, and (ii) 95,000 five-year warrants to purchase shares of Company common stock at a price per share of $11.50 issued in connection with such notes.
(29)	Includes (i) 117,648 shares issuable upon conversion of the $1 million convertible promissory note of Ms. Man Sha issued May 15, 2019, (ii) 38,000 five-year warrants to purchase shares of Company common stock at a price per share of $11.50 issued in connection with such notes, (iii) 208,339 shares issued to Frank Ng, Ms. Man Sha's spouse and the Company's Chief Executive Officer, in the Merger on August 9, 2019, and (iv) 68,233 five-year warrants to purchase shares of Company common stock at a price per share of $11.50 issued to Mr. Ng in the Merger on August 9, 2019.
(30)	Includes (i) 117,648 shares of common stock issuable upon the conversion of a $1 million convertible promissory note issued May 15, 2019, and (ii) 38,000 five-year warrants to purchase shares of Company common stock at a price per share of $11.50 issued in connection with such note.
(31)	Includes (i) 588,236 shares of common stock issuable upon the conversion of $5 million of convertible promissory note issued October 11, 2018 and May 15, 2019, and (ii) 190,000 five-year warrants to purchase shares of Company common stock at a price per share of $11.50 issued in connection with such note.
(32)	Registrable securities includes (i) 117,648 shares of common stock issuable upon the conversion of $1 million of convertible promissory note issued October 11, 2018, and (ii) 38,0000 five-year warrants to purchase shares of Company common stock at a price per share of $11.50 issued in connection with such note. Adam Pliska, the Company's President, is trustee of the trust, and disclaims any pecuniary interest in the foregoing shares and warrants.
(33)	Registrable Securities include (i) 58,824 shares of Company common stock issuable upon the conversion of a $500,000 convertible promissory note issued October 11, 2018, and (ii) 19,000 five-year warrants to purchase shares of Company common stock at a price per share of $11.50 issued in connection with the issuance of such note. Registrable securities excludes (i) 95,000 five-year warrants to purchase shares of Company common stock at a price per share of $11.50 issued in the Merger on August 9, 2019 to Practicans, LLC ("Practicans"), of which Mr. Lipscomb is the sole owner, (ii) 290,069 shares of common stock issued in the Merger on August 9, 2019 to Practicans, and (iii) 98,634 shares issued to Practicans for its finder services in connection with the Merger, each of which are subject to vesting conditions.
(34)	Black Ridge Oil & Gas, Inc. (“BROG”) purchased 445,000 units of the Company in a private placement and thereafter received 60,000 units of the Company upon conversion of convertible promissory notes issued by the Company to Black Ridge, which had an aggregate outstanding principal amount of $600,000 and accrued no interest, at a rate of $10 per unit. Each unit was entitled to one share of common stock, one warrant to purchases common stock, and a right to one-tenth of a share of common stock upon the consummation of the Mergers. On August 9, 2019, as a result of the Merger, such units were automatically converted into 505,000 shares of common stock, 505,000 warrants to purchase common stock, and 505,000 rights to purchase one-tenth of a share of common stock. The rights were simultaneously converted into an additional 50,500 shares of common stock. The warrants have a term of five years, an exercise price of $11.50 per share, and are exercisable commencing September 9, 2019. Black Ridge subsequently transferred 600,000 shares of the Company’s common stock to Primo Vital Limited for no consideration, in order to facilitate the consummation of the Merger and 720,000 shares of the Company’s common stock to the Share Purchase Agreement investors for no consideration, in order to facilitate the consummation of the Transactions. Kenneth DeCubellis, the Company's Chief Financial Officer, is the Chief Executive Officer of BROG and has the power to vote or dispose of such securities. Mr. DeCubellis disclaims any pecuniary interest in such securities.
(35)

The recipients of the Merger Consideration Securities have agreed, subject to certain exceptions, to not transfer the shares of common stock and warrants they received in the Merger, all of which are registrable securities, for a period from the closing of the Mergers as follows: (i) with respect to 50% of their common stock and warrants, the earlier of one year after the closing of the Merger and the date on which the closing price of common stock exceeds $12.50 per share for any 20 trading days within a 30-trading day period following the closing of the Merger and, (ii) with respect to the remaining 50% of their common stock and warrants, one year after closing of the Mergers, or earlier in each case if, subsequent to the Merger, the Company consummates a subsequent liquidation, merger, stock exchange, or other similar transaction which results in all stockholders having the right to exchange their shares of common stock for cash, securities, or other property.

In addition, to provide a source of funds for payment to the Company with respect to certain post-closing rights to indemnification under the Merger Agreement, an aggregate of 10% (1,160,278) of the shares of common stock and 10% (379,996) of the warrants issuable at closing of the Merger, all of which are registrable securities, were placed into escrow with Continental Stock Transfer & Trust Company acting as escrow agent. The shares and warrants in escrow will be released on the date that is one year from the closing date of the Merger, less that portion of the shares and warrants applied in satisfaction of, or reserved with respect to, indemnification claims made prior to such date, if any.

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Selling Securityholder Name and Address (1)	Warrants Beneficially Owned Before Offering		Total Warrants Offered by Selling Securityholder	Warrants Beneficially Owned After Offering (1)	Percentage of Beneficial Ownership of Warrants After Offering (1)
Merger Consideration Securities (2)
Primo Vital Limited Vistra Corporate Services Centre, Wickhams Cay II Road Town, Tortola, VG 1110, British Virgin Islands	3,125,640	(3)	3,125,640	–	–

Xiang Hui No. 1001, Building 3, No.73, Guangqumen Beili Dongcheng District, Beijing, China	105,058	(3)	105,058	–	–

Ray Mikhail Asad 2330 W. Canopy Ln. Anaheim, CA 92801	13,444	(3)	13,444	–	–

Paul Chamberlain 813 Star Pine Dr. Las Vegas, NV 89144	13,444	(3)	13,444	–	–

Brian Fisher 38 Carlton Rd. Orangeburg, NY 10962	13,444	(3)	13,444	–	–

Mark Green 30 Via Mantova, Unit 404 Henderson, NV 89011	13,444	(3)	13,444	–	–

Leonardus Groenewoud Schkeswiger Str. 31, 21465 Reinbek, Germany	22,275	(3)	22,275	–	–

Judson Hannigan 1555 Mesa Verde Drive E 46A Costa Mesa, CA. 92626	90,350	(3)	90,350	–	–

Ian Langstaff Lugatryna Dunlavin, Co Wicklow, Ireland W91 FX 06	12,767	(3)	12,767	–	–

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David Moon 10556 Wilkins Avenue Los Angeles, CA 90024	21,613	(3)	21,613	–	–

Ng Kwok Leung Frank 5135 Altoona Ln. Irvine, CA 92603	106,233	(4)	106,233	–	–

Edgar Pastrana 83 View St W Greenwich, CT 06830	3,242	(3)	3,242	–	–

Adam Pliska 546 Fullerton Avenue Newport Beach, CA 92663	140,024	(5)	45,024	95,000	–

David Polgreen 3332 Lees Avenue Long Beach, CA 90808	9,185	(3)	9,185	–	–

Simon Temperley 1408 Oak Avenue Manhattan Beach, CA 90266	13,444	(3)	13,444	–	–

Eric Qing Yang 15320 Spectrum Irvine, CA 92618	3,193,851	(6)	3,193,851	–	–

Matthias Zander Wischhoff 6, 21465 Wentorf, Germany	9,185	(3)	9,185	–	–

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Share Purchase Agreements Investor Securities
Kepos Alpha Master Fund L.P. c/o Kepos Capital LP 11 Times Square, 35th Floor New York, NY 10036	1,719,832		–	1,719,832.00	9.23%

Pennington Capital 60 South Sixth Street, Suite 2560 Minneapolis, MN 55402	85,000		–	85,000.00	Less than 1.0%

Ron Geiger IRA 12991 40th St. West New Prague, MN 56071-5410	619,100		–	619,100.00	3.32%

Investment Banker Securities
EarlyBirdCapital, Inc. 366 Madison Ave New York, NY 10017	217,500	(7)	–	217,500.00	1.15%

Bridge Investor Securities
Martin Weigold Mount Barbary, Mount Road Gibraltar, GX111AA	114,000	(8)	114,000	–	–

Norbert Teufelberger 7 York Buildines London WC2N 6JN, UK	95,000	(9)	95,000	–	–

Man Sha 5135 Altoona Ln Irvine, CA 92603	106,233	(10)	106,233	–	–

Lan Wu Room 1104, Building 10, 1 Xiangheyuan Road Doncheng District, Beijing, China	38,000	(11)	38,000	–	–

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Knighted Pastures LLC 1933 S. Broadway Street, Suite 746 Los Angeles, CA 90007	190,000	(12)	190,000	–	–

The Lipscomb/Viscoli Children’s Trust Adam Pliska, Trustee 546 Fullerton Avenue Newport Beach, CA 92663	38,000	(13)	38,000	–	–

Steve Lipscomb 3869 Old Santa Fe Trail Santa Fe, NM 87505	114,000	(14)	19,000	95,000.00	Less than 1.0%

Sponsor
Black Ridge Oil & Gas, Inc. 110 North 5th Street, Suite 410 Minneapolis, Minnesota 55403	505,000	(15)	505,000	–	-

(1)	Beneficial ownership is determined in accordance with SEC rules, and includes any warrants as to which the selling securityholder has sole or shared voting power or investment power, and also any warrants which the selling securityholder has the right to acquire within 60 days of the date hereof, whether through the exercise or conversion of any convertible security or other right. The indication herein that warrants are beneficially owned is not an admission on the part of the selling stockholder that he, she or it is a direct or indirect beneficial owner of those shares. The warrants beneficially owned are based on 18,637,003 outstanding warrants as of September 18, 2019. All warrants entitle the holder to purchase Company common stock for a term of five years, at a price per share of $11.50.
(2)	The warrants issued as part of the Merger Consideration Securities are subject to a lock-up agreements pursuant to which the selling securityholders, subject to certain exceptions, will not transfer the shares of common stock or warrants they received in the Merger for a period from the closing of the Mergers as follows: (i) with respect to 50% of their common stock and warrants, the earlier of one year after the closing of the Merger and the date on which the closing price of common stock exceeds $12.50 per share for any 20 trading days within a 30-trading day period following the closing of the Merger and, (ii) with respect to the remaining 50% of their common stock and warrants, one year after closing of the Mergers, or earlier in each case if, subsequent to the Merger, the Company consummates a subsequent liquidation, merger, stock exchange, or other similar transaction which results in all stockholders having the right to exchange their shares of common stock for cash, securities, or other property.
(3)	Warrants being registered for resale that are Merger Consideration Securities were issued on August 9, 2019 in connection with the closing of the Merger.
(4)	Includes (i) 68,233 warrants issued on August 9, 2019 in connection with the closing of the Merger, and (ii) 38,000 warrants issued to Ms. Man Sha, Mr. Ng's spouse, in connection with Ms. Man Sha's purchase of a $1,000,000 convertible promissory note issued May 15, 2019. Mr. Ng is the Chief Executive Officer and a director of the Company.
(5)	Registrable warrants include (i) 7,024 warrants issued on August 9, 2019 in connection with the closing of the Merger, and (ii) 38,000 warrants issued to The Lipscomb/Viscoli Children's Trust (the "Trust"), of which Mr. Pliska is trustee, in connection with the Trust's purchase of a $1,000,000 convertible promissory note issued October 11, 2018. Registrable warrants exclude 95,000 five-year warrants to purchase shares of Company common stock at a price per share of $11.50 issued in the Merger to Trisara on August 9, 2019, which remain subject to vesting criteria. Mr. Pliska is the President and a director of the Company, and disclaims any pecuniary interest in the warrants of the Trust.

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(6)	Includes (i) 68,211 warrants issued on August 9, 2019 in connection with the closing of the Merger, and (ii) 3,125,640 warrants issued as consideration in the Merger to Primo Vital Limited ("Primo"), a 100% owned subsidiary of Ourgame International Holdings Ltd., of which Mr. Yang, as director and chief executive officer, exercises voting and dispositive power over such warrants. Mr. Yang disclaims any pecuniary interest in the warrants of Primo. Mr. Yang is a director of the Company.
(7)	EarlyBirdCapital, Inc. is a registered broker-dealer. The registrable securities exclude the following securities: (i) an option to purchase 162,500 units of the Company for $11.50 per unit exercisable from August 9, 2019 through October 14, 2022, which units automatically converted as a result of the Merger into the right to purchase 1.1 shares of common stock and 1 five-year warrant to purchase one share of common stock for $11.50 per share until August 9, 2024, and (ii) an option to purchase 55,00 units of the Company for $11.50 per unit issued to Steven Levine upon the terms set forth in item (i) above.
(8)	Warrants issued in connection with $3 million of convertible promissory notes issued October 11, 2018 and May 15, 2019.
(9)	Warrants issued in connection with $2.5 million of convertible promissory notes issued October 11, 2018 and May 15, 2019.
(10)	Includes (i) 68,233 warrants issued on August 9, 2019 to Mr. Frank Ng, Ms. Man Sha's spouse, in connection with the closing of the Merger, and (ii) 38,000 warrants issued to Ms. Man Sha in connection with Ms. Man Sha's purchase of a $1,000,000 convertible promissory note issued May 15, 2019. Mr. Ng is the Chief Executive Officer and a director of the Company.
(11)	Warrants issued in connection with $1 million convertible promissory note issued May 15, 2019.
(12)	Warrants issued in connection with $5 million convertible promissory note issued October 11, 2018.
(13)	Warrants issued in connection with $1 million convertible promissory note issued October 11, 2018. Adam Pliska, the Company's President, is trustee of the trust, and disclaims any pecuniary interest in the foregoing warrants.
(14)	Registrable securities include 19,000 warrants issued in connection with purchase of a $500,000 convertible promissory note on October 1, 2018, but excludes 95,000 warrants issued on August 9, 2019 to Practicans, LLC, of which Mr. Lipscomb is the sole member, in connection with the closing of the Merger, which remain subject to vesting conditions.
(15)	Warrants were issued by the Company on August 9, 2019 as a result of the conversion of 505,000 units of the Company owned by Black Ridge Oil & Gas, Inc., which units were converted into 505,000 shares of common stock, 505,000 warrants to purchase common stock, and 505,000 rights to purchase one-tenth of a share of common stock. The rights were simultaneously converted into an additional 50,500 shares of common stock. Kenneth DeCubellis, the Company's Chief Financial Officer, is the Chief Executive Officer of BROG and has the power to vote or dispose of such securities. Mr. DeCubellis disclaims any pecuniary interest in such securities.

PLAN OF DISTRIBUTION

We are registering those shares and warrants (and shares issuable upon exercise of such warrants) issued to the selling securityholders (the “Selling Securityholders”) as described under “Prospectus Summary – Description of the Private Placements” above to permit the resale of these shares of common stock and warrants (the “Securities”) from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the Selling Securityholders of the Securities. We will bear all fees and expenses incident to our obligation to register the Securities.

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The Selling Securityholders and any of their pledgees, donees, transferees, assignees or other successors-in-interest may sell all or a portion of the Securities held by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the Securities are sold through underwriters or broker-dealers, the Selling Securityholders will be responsible for underwriting discounts or commissions or agent’s commissions. The Securities may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, pursuant to one or more of the following methods:

•              on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•              in the over-the-counter market;

•              in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•              through the writing or settlement of options, whether such options are listed on an options exchange or otherwise;

•              ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•              block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•              purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•              an exchange distribution in accordance with the rules of the applicable exchange;

•              privately negotiated transactions;

•              short sales made after the date the Registration Statement is declared effective by the SEC;

•              broker-dealers may agree with a Selling Stockholder to sell a specified number of such shares at a stipulated price per share;

•              a combination of any such methods of sale; and

•              any other method permitted pursuant to applicable law.

Because certain of the Selling Securityholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder. The Selling Securityholders may also sell the Securities under Rule 144 promulgated under the Securities Act of 1933, as amended, if available, rather than under this prospectus. In addition, the Selling Securityholders may transfer the Securities by other means not described in this prospectus. If the Selling Securityholders effect such transactions by Securities to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the Selling Securityholders or commissions from purchasers of the Securities for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). The Selling Securityholders may also loan or pledge Securities to broker-dealers that in turn may sell such Securities. The Selling Securityholders have advised us that there is no underwriter or coordinating broker acting in connection with the proposed sale of the Securities by the Selling Securityholders.

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Broker-dealers engaged by the Selling Securityholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Securityholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction will not be in excess of a customary brokerage commission in compliance with FINRA Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440 or the successor to such FINRA rules.

The Selling Securityholders may pledge or grant a security interest in some or all of the Securities owned by them and, if the Selling Securityholders default in their performance of their secured obligations, the pledgees or secured parties may offer and sell the Securityholders from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending, if necessary, the list of Selling Securityholders to include the pledgee, transferee or other successors in interest as Selling Securityholders under this prospectus. The Selling Securityholders also may transfer and donate the Securities in other circumstances in which case the pledgees, assignees or successors-in-interest will be the selling beneficial owners for purposes of this prospectus.

To the extent required by the Securities Act and the rules and regulations thereunder, the Selling Securityholders and any broker-dealer participating in the distribution of the Securities may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the Securities is made, a prospectus supplement, if required, will be distributed, which will set forth the type(s) and aggregate amount of Securities being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the Selling Securityholders and any discounts, commissions or concessions allowed or re-allowed or paid to broker-dealers.

Under the securities laws of some states, the Securities may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the Securities may not be sold unless such Securities have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that the Selling Securityholders will sell any or all of the Securities registered pursuant to the registration statement, of which this prospectus forms a part.

The Selling Securityholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any Securities by the Selling Securityholders and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock and/or warrants to engage in market-making activities with respect to the Securities. All of the foregoing may affect the marketability of the shares of common stock and/or warrants and the ability of any person or entity to engage in market-making activities with respect to the Securities.

We will pay all expenses of the registration of the Securities, estimated to be $18,040.42 in total, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, the Selling Securityholders will pay all underwriting discounts and selling commissions, if any. We will indemnify Black Ridge Oil & Gas, Inc. (“Black Ridge”), Simon Equity Development LLC and TV Azteca against liabilities, including some liabilities under the Securities Act in accordance with the registration rights, or such parties may be entitled to contribution. We may be indemnified by Black Ridge against civil liabilities, including liabilities under the Securities Act that may arise from any written information furnished to us by Black Ridge specifically for use in this prospectus, in accordance with the related registration rights agreements or we may be entitled to contribution.

Once sold under the registration statement, of which this prospectus forms a part, the Securities will be freely tradable in the hands of persons other than our affiliates.

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We may indemnify the Selling Stockholders and their affiliates against certain liabilities, including some liabilities under the Securities Act of 1933 and the Securities Exchange Act of 1934, each as amended, in accordance with the Share Purchase Agreements entered into with the Selling Stockholders in July and August 2019.

Certain Selling Securityholders and any broker-dealers or agents that are involved in selling the Securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each Selling Securityholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.

LEGAL MATTERS

The validity of the Securities offered by this prospectus will be passed upon by Maslon LLP, Minneapolis, Minnesota.

EXPERTS

The financial statements of the Company, which includes the balance sheets as of December 31, 2018 and 2017 and the related statements of operations, stockholders’ equity and cash flows for the year ended December 31, 2018, and for the period from May 9, 2017 (inception) through December 31, 2017 are incorporated by reference in this prospectus and the registration statement and have been so incorporated in reliance on the reports of Marcum LLP, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

The financial statements, which includes the combined balance sheets of World Poker Tour and Allied Esports as of December 31, 2018 and 2017, the related combined statements of operations and comprehensive loss, changes in parent’s net investment and cash flows for each of the two years in the period ended December 31, 2018 are incorporated by reference in this prospectus and the registration statement and have been so incorporated in reliance on the reports of Marcum LLP, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and file annual, quarterly and current reports, proxy statements and other information with the SEC. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference facilities. SEC filings are also available at the SEC’s web site at http://www.sec.gov.

This prospectus is only part of a registration statement on Form S-3 that we have filed with the SEC under the Securities Act and therefore omits certain information contained in the registration statement. We have also filed exhibits and schedules with the registration statement that are excluded from this prospectus, and you should refer to the applicable exhibit or schedule for a complete description of any statement referring to any contract or other document. You may inspect a copy of the registration statement, including the exhibits and schedules, without charge, at the public reference room or obtain a copy from the SEC upon payment of the fees prescribed by the SEC.

We also maintain a website at https://www.blackridgeacq.com, through which you can access our SEC filings. The information set forth on, or accessible from, our website is not part of this prospectus.

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INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information that we file with them. Incorporation by reference allows us to disclose important information to you by referring you to those other documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. This prospectus omits certain information contained in the registration statement, as permitted by the SEC. You should refer to the registration statement and any prospectus supplement filed hereafter, including the exhibits, for further information about us and the securities we may offer pursuant to this prospectus. Statements in this prospectus regarding the provisions of certain documents filed with, or incorporated by reference in, the registration statement are not necessarily complete and each statement is qualified in all respects by that reference. Copies of all or any part of the registration statement, including the documents incorporated by reference or the exhibits, may be obtained upon payment of the prescribed rates at the offices of the SEC listed above in “Where You Can Find More Information.” The documents we are incorporating by reference are:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed on March 18, 2019; our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2019, and June 30, 2019, filed on May 9, 2019, and August 9, 2019, respectively;

•	our Current Reports on Form 8-K filed on (i) January 15, 2019, (ii) February 21, 2019, (iii) March 29, 2019, (iv) May 23, 2019, (v) June 19, 2019, (vi) June 26, 2019, (vii) July 9, 2019, (viii) July 19, 2019, (ix) August 15, 2019, and (x) September 6, 2019.

•	The description of the our common stock under the caption “Description of Securities – common stock” in Amendment No. 2 to our registration statement on Form S-1 filed on September 27, 2017.

•	The description of the our warrants under the caption “Description of Securities – warrants” in Amendment No. 2 to our registration statement on Form S-1 filed on September 27, 2017.

We also incorporate by reference any future filings (other than current reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed on such form that are related to such items unless such Form 8-K expressly provides to the contrary) made with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, including those made after the date of the initial filing of the registration statement of which this prospectus is a part and prior to effectiveness of such registration statement, until we file a post-effective amendment that indicates the termination of the offering of the securities made by this prospectus and will become a part of this prospectus from the respective dates that such documents are filed with the SEC. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof or of the related prospectus supplement to the extent that a statement contained herein or in any other subsequently filed document which is also incorporated or deemed to be incorporated herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus. You may request a copy of this information at no cost, by writing or telephoning us at the following address or telephone number:

Allied Esports Entertainment Inc.

Attention: Allison Hushek, Corporate Secretary

17877 Von Karman Avenue, Suite 300

Irvine, California, 92614

(949) 225-2600

You should rely only on information contained in, or incorporated by reference into, this prospectus and any prospectus supplement. We have not authorized anyone to provide you with information different from that contained in this prospectus or incorporated by reference in this prospectus. We are not making offers to sell the securities in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

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ALLIED ESPORTS ENTERTAINMENT, INC.

24,805,661 Shares of common stock

4,647,003 warrants

PROSPECTUS

Dated October 3, 2019